               THE EMERGING MARKETS TELECOMMUNICATIONS FUND, INC.

                              466 LEXINGTON AVENUE
                                   16TH FLOOR
                            NEW YORK, NEW YORK 10017

                                                                 OCTOBER 8, 2002

DEAR SHAREHOLDER:

    The Emerging Markets Telecommunications Fund, Inc. (the "Fund") is offering to purchase 1,617,215 of its issued and outstanding shares of common stock at a price equal to 95% of the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange on the date the offer expires (the "Offer").

    The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Offer. Neither the Fund nor its Board of Directors makes any recommendation to any shareholder whether to tender any or all shares.

    Please note that the Offer is scheduled to expire at 5:00 P.M. Eastern Time on November 6, 2002, unless extended by the Fund. Questions regarding the Offer should be directed to Georgeson Shareholder Communications Inc., the Information Agent, at (866) 883-7876.

                                          Sincerely,

                                          /s/ Laurence R. Smith
                                          Laurence R. Smith
                                          Chairman of the Board of Directors